Exhibit 12.1

The NASDAQ OMX Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

And Preferred Stock Dividends

(Dollars in Millions)

Unaudited

	Year Ended December 31,
	2009		2008(1)		2007		2006		2005
Pre-tax income from continuing operations	$388	(2)	$511	(2)	$794	(4)	$213	(5)	$106	(6)
Add: fixed charges	118		111		73		91		20

Pre-tax income before fixed charges	506		622		867		304		126
Fixed charges:
Interest expense(3)	118		111		73		91		20

Total fixed charges	118		111		73		91		20
Preferred stock dividend requirements	—		—		—		—		3

Total combined fixed charges and preferred stock dividends	$118		$111		$73		$91		$23

Ratio of earnings to fixed charges	4.29		5.60		11.88		3.34		6.30
Ratio of earnings to fixed charges and preferred stock dividends	4.29		5.60		11.88		3.34		5.48

(1)

The results of OMX have been included in this calculation since February 27, 2008. PHLX is included beginning July 24, 2008, BSX is included beginning August 29, 2008, certain businesses of Nord Pool are included beginning October 21, 2008 and IDCG is included beginning December 19, 2008.

(2)	2009 and 2008 pre-tax income from continuing operations is before equity in earnings of 50%-or-less-owned companies and adjustment for noncontrolling interests.
(3)

Consists of interest expense on all debt obligations (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

(4)	Includes costs of $4 million associated with Nasdaq’s 2007 cost reductions.
(5)	Includes costs of $41 million associated with Nasdaq’s 2006 cost reductions.
(6)	Includes net costs of $20 million associated with Nasdaq’s 2005 cost reductions.